File No. 70-_____

    As filed with the Securities and Exchange Commission on October 15, 1999

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        FORM U-1 APPLICATION-DECLARATION
     -----------------------------------------------------------------------

                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
     ----------------------------------------------------------------------

     Dominion Resources, Inc.                    Consolidated Natural Gas
     120 Tredegar Street                           Company
     Richmond, VA 23219                          CNG Tower, 625 Liberty Avenue
                                                 Pittsburgh, PA 15222

                   (Name of company filing this statement and
                     address of principal executive offices)
      --------------------------------------------------------------------

     Dominion Resources, Inc.                    Consolidated Natural Gas
                                                   Company

                     (Name of top registered holding company
                     parent of each applicant or declarant)
     ----------------------------------------------------------------------

     James F.  Stutts                            Stephen E.  Williams
     Vice President and                          Senior Vice President and
       General Counsel                             General Counsel
     Dominion Resources, Inc.                    Consolidated Natural Gas
     120 Tredegar Street                           Company
     Richmond, VA 23219                          CNG Tower, 625 Liberty Avenue
                                                 Pittsburgh, PA 15222

                     (Name and address of agent for service)
       -------------------------------------------------------------------

                    The Commission is also requested to send
                 copies of any communication in connection with
                                 this matter to:

                            Norbert F. Chandler, Esq.
                     General Attorney & Assistant Secretary
                        Consolidated Natural Gas Company
                          CNG Tower, 625 Liberty Street
                              Pittsburgh, PA 15222

                             APPLICATION-DECLARATION
                                      UNDER
                      SECTIONS 6(a), 7, 9(a), 10, 32 and 33
                                       AND
                                 RULES 53 and 54
                                       OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                 FOR APPROVAL OF
              ISSUANCE OF SECURITIES, GUARANTEES AND CREDIT SUPPORT
                        IN CONNECTION WITH INVESTMENT IN
                           EXEMPT WHOLESALE GENERATORS
                                       AND
                            FOREIGN UTILITY COMPANIES

Item 1.     Description of Proposed Transactions.

            This Application-Declaration is submitted in connection with the proposed merger of Dominion Resources, Inc., a Virginia corporation and currently a holding company exempt from the registration requirements of the Public Utility Holding Company Act of 1935 (the "1935 Act") pursuant to Section 3(a)(1) thereof and Rule 2 thereunder ("DRI"), and Consolidated Natural Gas Company, a Delaware corporation and a registered holding company under the 1935 Act ("CNG"), pursuant to the Amended and Restated Agreement and Plan of Merger dated as of May 11, 1999 (the "Merger Agreement"). After entering into an initial Agreement and Plan of Merger dated as of February 19, 1999, as amended and restated as of March 31, 1999, the Boards of Directors of DRI and CNG approved a revised structure for their merger following CNG's receipt of an unsolicited offer from a third party. The companies negotiated a revised merger agreement and entered into the revised merger agreement as of May 11, 1999. In this Application, any references to the Merger Agreement refer to the revised merger agreement entered into as of May 11, 1999 unless otherwise noted.

            The Merger Agreement contemplates a two-step merger transaction. In the first step, a wholly owned subsidiary of DRI ("SPV") will merge (the "First Merger") with and into DRI in a transaction in which DRI will be the surviving corporation. The First Merger and the issuance of shares of DRI common stock to DRI shareholders in connection therewith do not require Commission approval under the 1935 Act. In the second step, CNG will either merge (the "Second Merger") (i) with and into another wholly owned subsidiary of DRI ("CNG Acquisition") in a transaction in which CNG Acquisition will be the surviving corporation (which is the preferred structure for the Second Merger) or (ii) with and into DRI in a transaction in which DRI will be the surviving corporation (the alternative structure for the Second Merger). The Second Merger is the subject of the Application of DRI and CNG on Form U-1 (File No. 70-09477) previously filed with the Commission (the "Merger

Application"), and which is hereby incorporated by reference herein. The First and the Second Merger are each conditioned on the other occurring. The First Merger and the Second Merger are herein together referred to as the "Merger". As a result of the Merger and the other transactions contemplated by the Merger Agreement (collectively, irrespective of the transaction structure actually implemented, the "Transaction"), CNG will cease to exist and either CNG
Acquisition, as the successor in interest to CNG, will become a direct subsidiary of DRI or each of CNG's four public utility subsidiaries will become direct subsidiaries of DRI. As a result of the Merger, CNG's non-utility subsidiaries will each become direct or indirect subsidiaries of CNG Acquisition or DRI, as the case may be. Following completion of the Merger, irrespective of the transaction structure actually implemented, DRI and, if applicable, CNG Acquisition will register as a holding company pursuant to Section 5 of the 1935 Act. A more fulsome description of the Merger and the other transactions contemplated by the Merger Agreement is contained in the Merger Application.

            DRI and CNG have also filed with the Commission a separate Application-Declaration on Form U-1 (File No. 70-09517) with respect to their ongoing financing activities, both as they relate to the financing of the Merger and as to their ongoing financing needs and which is hereby incorporated by reference herein.

            This Application-Declaration seeks authorization and approval of the Commission with respect to the issuance of securities, guarantees and credit support in connection with DRI's and CNG's investment in exempt wholesale generators ("EWGs") under Section 32 of the Act and foreign utility companies ("FUCOs") under Section 33 of the Act. Specifically, this Application-Declaration seeks authorization and approval of the Commission under Sections 9(a), 10, 32 and 33 and Rules 53 and 54 for DRI and CNG to invest up to 100% of consolidated retained earnings in EWGs and FUCOs all as more specifically described below.

            Each of DRI and CNG today holds investments in various EWGs and FUCOs. DRI's specific EWG investments are described in detail in DRI's Exemption Statement on Form U-3A-2 for the fiscal year ended December 31, 1998 and filed with the Commission in File No. 69-278. Such Exemption Statement on Form U-3A-2 is hereby incorporated by reference herein. CNG's specific EWG and FUCO investments are described below and are also described in more detail in CNG's Annual Report on Form U5S for the fiscal year ended December 31, 1998 and filed with the Commission in File No. 30-203. Such Annual Report on Form U5S is hereby incorporated by reference herein. On a pro forma consolidated basis at December 31, 1998, DRI and CNG together have invested $918,700,000 in EWGs and FUCOs which represents 32% of pro forma consolidated retained earnings at December 31, 1998. However, in order to obtain the cash required in connection with the Merger and in order to focus DRI's efforts on achieving its MAIN to Maine strategy, DRI has announced its intention to divest its interests in non-U.S. EWGs and FUCOs and other non-core assets not consistent with its MAIN to Maine Strategy. In that connection, DRI has already entered into an agreement with Duke Energy International, a subsidiary of Duke Energy Corporation pursuant to which DRI has agreed to sell to Duke all of DRI's interest in its Latin American projects. DRI anticipates that it will utilize the proceeds of such divestitures to repay short-term indebtedness incurred to finance the Merger.

            To date DRI's EWG and FUCO investments have been primarily  non-U.S.
enterprises. However, while DRI anticipates that it will continue to explore non-U.S. investment opportunities and will continue to acquire interests in non-U.S. EWGs and FUCOs, DRI also anticipates that its investment in U.S. EWGs will increase substantially over the next several years.1 The principal reason for this anticipated increase is DRI's announced intention to build new independent power plants as well as DRI's desire to purchase existing generating facilities which may be sold as a result of the ongoing restructuring of the U.S. utility industry which has resulted in the enactment of state laws mandating separation and/or divestiture of generation by vertically integrated utilities. Often, newly constructed generation facilities and divested generation facilities will not satisfy the criteria for designation as qualifying facilities ("QFs") under the Public Utility Regulatory Policy Act of 1978 and, thus, if they are to be acquired by independent (i.e., non-utility generation or out-of-region competitors) energy providers, they must be designated as EWGs. Failure to obtain QF or EWG status for these newly constructed and divested generation facilities would raise difficult issues under the 1935 Act because, in the absence of the 1935 Act exemption for QFs and EWGs, most independent acquirors of these assets could not satisfy the integration requirements of the 1935 Act with respect to the acquisition of non-exempt assets or continue to own and operate the assets as part of a registered system. Finally, pursuant to Virginia restructuring legislation, DRI's principal electric utility subsidiary, Virginia Electric and Power Company ("Virginia Power"), has been mandated to separate its generation activities from its retail distribution activities. Thus, as described in the Press Release dated April 19, 1999 and annexed hereto as Exhibit B- 1, Virginia Power will undertake the functional separation of Virginia Power's generation assets. It is possible that these assets will be contributed to a new subsidiary of DRI which may seek to qualify as an EWG ("Genco").

            For the foregoing reasons and to enable DRI to compete effectively in the independent generation market, DRI hereby requests authorization, following completion of the Merger and for purposes of Rule 53, to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs. The EWGs and FUCOs may be held, and the investments may be made, directly, or indirectly through intermediate companies, partnerships or other corporate entities. DRI hereby also requests Commission authorization to exclude from the calculation of aggregate investment in EWGs and FUCOs for purposes of Rule 53 the amount of the initial investment attributable to Genco as a result of the above described functional

-----------------

     (1) DRI's independent energy subsidiary, Dominion Energy, Inc., has already entered into an engagement letter to finance approximately $825,000,000 for the construction and leasing of gas turbines to be installed in new domestic generation facilities which are likely to qualify as EWGs. DRI recognizes that any amounts invested in EWGs under this arrangement prior to and after the Merger will count towards its overall investment limit in EWGs.

separation of Virginia Power's generation assets from Virginia Power or, in the alternative, to increase the amount that DRI may invest in EWGs and FUCOs for purposes of Rule 53 by the amount of such initial investment attributable to Genco as a result of the above described functional separation of Virginia Power's generation assets from Virginia Power.

Item 2.     Fees, Commissions and Expenses.

            The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with seeking the authorizations herein requested are estimated as follows:

Fee, Commission or Expense                                     Thousands

Legal Fees and Expenses                                           25

                                                               =======

Total                                                  $          25



Item 3.     Applicable Statutory Provisions.

            The following sections of the 1935 Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed transactions for which authorization is sought in this Application-Declaration.

Section of/Rule under       Transactions to which such Section/Rule is or
the 1935 Act                may be applicable

Sections 6(a), 7            Issuance of Securities; Incurrence of Indebtedness;
                            Provision of Guarantees and other Credit Support

Sections 32, 33             Investment in
Rules 53 and 54             EWGs and FUCOs

            The Commission has previously recognized that investment in the domestic utility industry does not pose the same risks that might arise in the non-U.S. utility industry.

The Southern Company, Holding Co. Act Release No. 35-26501 (April 1, 1996). From a business perspective, however, DRI imposes the same level of scrutiny with respect to U.S. investments as it does with respect to non-U.S. investments. Every potential investment in independent energy projects undergoes a series of reviews by project managers responsible for identifying business opportunities, senior management and the Board of Directors of DEI (the DRI company through which most of these investments are made) and, in some cases, senior management and the Board of Directors of DRI.

            Investments are evaluated against a number of investment criteria including (i) economic viability of the project, (ii) political and regulatory risk, (iii) availability of non-recourse financing on reasonable terms and (iv) strategic fit within the DRI system.

            Economic Viability of the Project. Analysis of the economic viability of the project includes an analysis of the overall industry environment in which the project will operate (i.e., progress towards privatization and/or restructuring, depending on where the project is located), the ability of the project to produce electricity at or below long-run marginal costs in the competitive region and the credit worthiness of potential power purchasers and other project counterparties.

            Political and Regulatory Risk.  Analysis of political and regulatory risks involves careful review of changing political and regulatory regimes as well as long-term economic stability in the region. This analysis is a critical component of DRI's investment review as each of the 50 states and the U.S. Congress consider utility industry restructuring and has always been a threshold level review in the analysis of non-U.S. investments. The analysis also includes review of permitting and environmental risks as well as legal risk associated with the ability to enforce contracts relating to the project and its financing.

            Non-Recourse Financing. All of DRI's existing independent energy projects have obtained some of their long-term financing on a non-recourse basis with, in some cases, limited support from DRI. In most cases, DRI's involvement is limited to acting as a backstop to support arrangements provided in the first instance by DEI. It is an essential element of the investment analysis that DRI have a reasonable degree of comfort that each project have an ability to obtain a substantial part of its ongoing financing needs without DRI support except indirectly through DRI's support of DEI. As is described in DRI's Exemption Statement on Form U-3A-2 for the fiscal year ended December 31, 1998 and as is further described above, DRI has had substantial success in limiting its financial exposure to its independent energy projects.

            Strategic Fit. Finally, DRI is particularly sensitive to ensuring that its independent energy investments contribute to DRI's overall strategic growth plan building upon DRI's strengths and resources to achieve broad corporate objectives within budgeting and expenditure guidelines. Thus, each potential investment must be reviewed and approved by a number of managers within the DRI system who will focus their review not only on the questions of whether a particular project satisfies DRI's investment criteria and is reasonably anticipated to generate earnings commensurate with risk, but also on the question of whether the project is likely to aid in achieving DRI's long-term overall strategic objectives.

            With respect to disaggregated electric generation assets of Virginia Power, the rationale for excluding investment in these assets from the Rule 53 calculation is as follows:

            I. The separation of Virginia Power's generation assets from its retail distribution activities is mandated by Virginia law. Virginia, like many other states, has recently adopted electric restructuring legislation requiring a transition to retail competition. A retail distribution company's retention of control over generation assets is inconsistent with this legislative goal. As discussed above, functional separation of generation supply from the retail distribution function is an essential element of most state restructuring initiatives.

            II. DRI will be making no new investment in Genco in connection with the initial transfer of Virginia Power's generation assets to Genco. Thus, DRI will not, as a result of such transfer, be increasing its exposure to new EWG investment such as would result from the acquisition of new generation assets for cash and/or with DRI support. It is possible that DRI will, after the initial transfers of Virginia Power's generation assets to Genco, cause Genco to acquire new generation assets in an expansion of Genco's ongoing business. Any new investment made by DRI in support of such new acquisitions would be included in the calculation of DRI's aggregate investment in EWGs.

            III. Rule 53 was adopted prior to the onset of state mandated generation divestitures in connection with the adoption of state retail restructuring laws and was not designed or intended to capture functional disaggregation by registered holding companies. Rule 53 was adopted pursuant to Section 32(h)(6) of the 1935 Act which required the Commission to promulgate rules relating to registered holding companies' financing support for their affiliate EWGs and the circumstances under which such financing support could have a "substantial adverse impact" on the "financial integrity" of a registered system. Neither Rule 53 nor Section 32 was designed or intended to penalize registered holding companies for their compliance with state- mandated disaggregation laws because such laws and the results of disaggregation were not contemplated when Section 32 was enacted or when Rule 53 was adopted. As discussed above, the alternative of not designating disaggregated generation assets as EWGs raises even greater issues under the 1935 Act. First, failure to obtain EWG exemption for such assets would necessitate prior Commission approval of the disaggregation transaction under
                  Section 9(a)(1) as the creation of a Genco would constitute the acquisition of a separate "public utility company" for purposes of Section 9(a)(1). Second, serious questions are raised as to whether the Commission could approve such a transaction given the integration requirements of the 1935 Act. Pursuant to Section 32(k) of the 1935 Act, an electric utility company is prohibited from entering into a contract to purchase electricity from an EWG which is an affiliate or associate company unless every state commission with retail rate jurisdiction over such electric utility company expressly approves the transaction after having made the specific findings required by Section 32(k)(2). A state which has just mandated functional separation of generation from retail distribution for the express purpose of granting choice to retail customers is unlikely to approve a contract which effectively takes that choice away. Thus, it would be virtually impossible for any registered holding company to demonstrate that its disaggregated generation is integrated with its disaggregated distribution under current Commission interpretation of Section 2(a)(29)(A).

            For  all  of  the   foregoing   reasons,   it  would   unfairly  and
inappropriately penalize registered holding companies in their ability to compete for true new EWG investments if the safe harbors contained in Rule 53 were deemed utilized by reason of a registered holding company effecting a disaggregation transaction in which functionally separated generation assets are designated as EWGs.

Item 4.     Regulatory Approvals.

            No other regulatory commission has jurisdiction over the transactions for which authority is sought herein. DRI and CNG note, however, that Virginia Natural Gas, Inc., a wholly-owned subsidiary of CNG, is a public utility subject to regulation by the Virginia State Corporation Commission. DRI and CNG are obligated to divest their interest in Virginia Natural Gas, Inc. following completion of the Merger. Hope Gas, Inc., a wholly-owned subsidiary of CNG, is a public utility subject to regulation by the West Virginia Public Service Commission. Virginia Electric and Power Company, a wholly-owned subsidiary of DRI, is a public utility subject to regulation by the Virginia State Corporation Commission and the North Carolina Utilities Commission. The Peoples Natural Gas Company, a wholly-owned subsidiary of CNG, is a public utility subject to regulation by the Pennsylvania Public Utility

Commission. The East Ohio Gas Company, a wholly-owned subsidiary of CNG, is a public utility subject to regulation by the Public Utilities Commission of Ohio.

Item 5.     Procedure.

            The Commission is respectfully requested to issue and publish, not later than October 15, 1999, the requisite notice under Rule 23, with respect to the filing of this Application-Declaration, such notice to specify a date not later than November 9, 1999 by which comments may be entered and a date not later than November 10, 1999 as the date after which an order of the Commission granting and permitting this Application-Declaration to become effective may be entered by the Commission.

            It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.     Exhibits and Financial Statements.

A-1 Application-Declaration on Form U-1 filed by DRI and CNG seeking authority for the Merger. (File No. 70-09477 and incorporated by reference herein)

A-2 Application-Declaration on Form U-1 filed by DRI and CNG seeking authority for various financing transactions. (File No. 70-09517 and incorporated by reference herein)

B-1 Press Release issued by DRI re Virginia Power restructuring. (Filed in paper format on Form SE)

B-2 DRI Exemption Statement on Form U-3A-2 for the fiscal year ended December 31, 1998. (File No. 69-278 and incorporated by reference herein)

C-1 CNG Annual Report on Form U5S for the fiscal year ended December 31, 1998. (File No. 30-203 and incorporated by reference herein)

D     Form of Notice.

Item 7.     Information as to Environmental Effects.

            The Transaction neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 10(2)(C) of the National Environmental Policy Act, 42 U.S.C.
Section 4321, et seq. The only federal actions related to the Transaction pertain to the Commission's approval of this Application-Declaration under the 1935 Act and the Commission's clearance and declaration of the effectiveness of the Joint Proxy and Registration Statement of DRI and CNG on Form S-4 pursuant to the Securities Exchange Act of 1934 and the other approvals and actions described in Item 4 of this Application-Declaration. Consummation of the Transaction will not result in changes in the operations of DRI, CNG or any of their respective subsidiaries that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

            Pursuant to the Public Utility Holding Company Act of 1935, each of the undersigned companies has caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

DOMINION RESOURCES, INC.                    CONSOLIDATED NATURAL GAS COMPANY



By:  /s/ James F.  Stutts                   By: /s/ Stephen E.  William
     ----------------------------               -----------------------------
Name:  James F. Stutts                      Name:  Stephen E. Williams
Title: Vice President and                   Title: Senior Vice President and
       General Counsel                             General Counsel

Date:  October 15, 1999                     Date:  October 15, 1999